Exhibit 99.3

Execution Version

FORM OF WARRANT AGREEMENT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED.

Void after
April 7, 2027

Warrant No.: 1

Issuance Date: April 6, 2022

AIRNET TECHNOLOGY INC.

WARRANT TO SUBSCRIBE FOR WARRANT SHARES

This Warrant is issued to Unistar Group Holdings Ltd., a private company limited by shares incorporated in the British Virgin Islands (the “Warrantholder”), by AirNet Technology Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), in connection with the investment agreement dated April 6, 2022 entered into by and among Unistar Group Holdings Ltd., Mr. Herman Man Guo, Mrs. Dan Shao and the Company (the “Investment Agreement”), and the warrant agreement dated April 6, 2022 entered into by Norther Shore Group Limited (the “Other Investor”) and the Company (together with the Investment Agreement, the “Transaction Documents”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Investment Agreement.

1.            Subscription of Warrant Shares. Subject to the terms and conditions hereinafter set forth, the Warrantholder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the Warrantholder in writing), to subscribe from the Company up to 82,463,834 fully paid and nonassessable ordinary shares of par value US$0.001 per share (the “Shares”) of the Company (each a “Warrant Share” and collectively the “Warrant Shares”) at an exercise price of US$0.001 per Warrant Share (such price, as adjusted from time to time, is herein referred to as the “Exercise Price”). The Exercise Price shall be payable by cash to the Company by wire transfer of immediately available funds to an account designated in writing by the Company.

2.            Exercise Period. The subscription rights under this Warrant shall be exercisable, in whole or in part, during the term commencing on the respective vesting dates of the Warrant Shares and ending at 5 p.m. California time on April 7, 2027 (the “Exercise Period”). The Warrant Shares are divided into three (3) vesting tranches (each a “Tranche”), with each Tranche representing a portion of Warrant Shares specified next to the applicable Tranche number in Schedule A. Each Tranche shall vest and become exercisable upon first satisfaction of the market capitalization milestone (each, a “Market Capitalization Milestone”) set forth next to the applicable Tranche in Schedule A.

3.            Method of Exercise. Subject to this Warrant remaining outstanding and the subscription rights exercisable in accordance with Section 2 above, the Warrantholder may exercise from time to time, in whole or in part, the subscription rights evidenced by this Warrant. Such exercise shall be effected by:

(i)            the surrender of this Warrant, together with a Notice of Exercise in the form set out in Exhibit A (the “Notice of Exercise”) to the Secretary of the Company at its principal offices; and

(ii)            the payment to the Company in full of an amount equal to the aggregate Exercise Price for the number of Warrant Shares subscribed.

4.            Certificates for Warrant Shares; Delivery of new Warrants. Upon the exercise of the subscription rights evidenced by this Warrant, the Company shall issue and deliver one or more certificates to the Warrantholder in respect of the number of Warrant Shares subscribed by the Warrantholder as soon as practicable and in any event within thirty (30) days of the delivery of the Notice of Exercise. Upon a partial exercise, the Company shall, promptly after the surrender of this Warrant, issue and deliver to the Warrantholder a new Warrant evidencing the rights of the Warrantholder to subscribe for the balance of the Warrant Shares under this Warrant. All other terms and conditions of such new Warrant shall be identical to those contained herein.

5.            Issuance of Warrant Shares. Subject to the memorandum and articles of association of the Company as amended from time to time, and payment of the aggregate Exercise Price in accordance with Section 3(ii), the Warrant Shares shall be allotted and issued (and the register of members of the Company updated to reflect the allotment and issuance of the Warrant Shares in the name of the Warrantholder, and a copy of the same delivered to the Warrantholder) by the Company to the Warrantholder on a date that is no later than three (3) Business Days after the Notice of Exercise was lodged pursuant to Section 3. The Company further covenants that (i) the Warrant Shares, when allotted and issued pursuant to the exercise of this Warrant, will be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens, and charges with respect to the issuance thereof, and (ii) during the Exercise Period, the Company will at all times have authorized and reserved a sufficient number of Warrant Shares for the purpose of issuance upon exercise of this Warrant, in order to perform its obligations under this Warrant. For purposes of this Warrant, “Business Day” means any day except a Saturday, a Sunday or other day on which the United States Securities and Exchange Commission or banks in the State of New York, PRC, the Hong Kong Special Administrative Region of the PRC, the British Virgin Islands, or the Cayman Islands are authorized or required by Law to be closed; and “PRC” means the People’s Republic of China, but solely for the purposes of this Warrant, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

6.            Adjustment of Exercise Price and Number of Warrant Shares. The number of and kind of securities to be subscribed upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a)            Subdivisions, Combinations and Other Issuances. If the Company shall at any time before the expiration of this Warrant subdivide the Shares, by split-up or otherwise, or combine its Shares, or issue additional Shares with respect to the Shares as a dividend, the number of Warrant Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price payable per Warrant Share, provided the aggregate Exercise Price payable for the total number of Warrant Shares to be subscribed under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 6(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b)            Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the number and/or class of securities (including because of a change of control) of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 6(a) above), the Warrantholder shall have the right at any time before the expiration of this Warrant to subscribe or to purchase, at the Exercise Price, the number and kind of securities or property receivable in connection with such reclassification, reorganization, or change that the Warrantholder would have received if this Warrant had been exercised immediately before the record date of such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the holder of this Warrant so that the provisions hereof shall thereafter be applicable with respect to any securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the subscription price per share payable hereunder, provided the aggregate price shall remain the same.

(c)            Distribution. In the event that the Company shall at any time or from time to time distribute to shareholders cash, evidences of indebtedness owed to the Company, securities of another issuer or other assets, the Exercise Price payable per Warrant Share to be subscribed on the exercise of this Warrant immediately prior to such event shall be reduced (and any other appropriate actions shall be taken by the Company) to reflect the proportionate reduction in equity value of Shares in the Company caused by such distribution (which would result in a corresponding increase to the number of Warrant Shares issuable on the exercise of this Warrant), but the aggregate Exercise Price payable for the total number of Warrant Shares to be subscribed under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 6(c) shall become effective as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(d)            Other actions. If, at any time or from time to time, the Company shall take any action (including without limitation a merger or restructuring) which (a) is similar to, or has an effect similar to, any of the actions described in any of Section 6(a), 6(b) or 6(c) above (but not including any action described in any such Sections or any other issuances contemplated under the Transaction Documents) and (b) adversely affects the Warrantholder, then, and in each such case, the Exercise Price payable per Warrant Share and the number (and, if applicable, kind) of Warrant Shares to be subscribed on the exercise of this Warrant shall be adjusted in such manner as would (i) put the Warrantholder in the same economic position (including with respect to conditionality) had such action not been taken and (ii) otherwise be equitable under such circumstances, as mutually agreed between the Company and the Warrantholder; provided that if the Company and the Warrantholder fail to reach such agreement within 30 days of such action, the Company shall promptly (and in any event within 15 days) engage an internationally reputable independent third party valuer to determine the appropriate adjustment, which determination shall be made by such valuer within 30 days of engagement and shall be binding on the Company and the Warrantholder; provided that the Company and the Warrantholder shall each bear 50% of all the cost and expenses reasonably incurred by such valuer.

(e)            Notice of Adjustment. Upon any adjustment of the Exercise Price or the number or kind of Warrant Shares to be subscribed upon exercise of this Warrant, the Company shall promptly give written notice to the Warrantholder, setting forth in reasonable detail such event, the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares or other securities or property thereafter to be subscribed or purchased upon exercise of this Warrant.

7.            No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon the exercise of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. In lieu of such fractional Shares, the Company shall make a cash payment to the Warrantholder of an amount equivalent to the number of fractional Shares multiplied by the Exercise Price then in effect.

8.            Representations and warranties of the Company. The Company represents and warrants to the Warrantholder as of the date of this Warrant and the date of the Notice of Exercise that all corporate actions on the part of the Company, its officers, directors and stockholders necessary for the sale and issuance of this Warrant have been taken.

9.            Representations and Warranties by the Warrantholder. The Warrantholder represents and warrants to the Company as of the date of this Warrant and the date of the Notice of Exercise as follows:

(a)            This Warrant and the Warrant Shares issuable upon exercise thereof are being acquired by the Warrantholder for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended (the “Act”). Upon exercise of this Warrant, the Warrantholder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Warrant Shares issuable upon exercise of this Warrant are being subscribed for investment and not with a view toward distribution or resale.

(b)            The Warrantholder understands that the Warrant and the Warrant Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(2) thereof, and that they must be held by the Warrantholder indefinitely, and that the Warrantholder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration.

(c)            The Warrantholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of this Warrant and the Warrant Shares to be subscribed pursuant to the terms of this Warrant and of protecting its interests in connection therewith.

(d)            The Warrantholder is able to bear the economic risk of the subscription of the Warrant Shares pursuant to the terms of this Warrant.

(e)            The Warrantholder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Act.

10.            Restrictive Legend.

The Warrant Shares (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

(i)            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR SUCH TRANSFER MAY BE MADE PURSUANT TO RULE 144 OR IN THE OPINION OF COUNSEL FOR THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT.

(ii)            THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN AN INVESTMENT AGREEMENT, DATED AS OF APRIL 6, 2022, BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH IS AVAILABLE UPON REQUEST FROM THE COMPANY. THESE TRANSFER RESTRICTIONS ARE BINDING UPON ALL TRANSFEREES OF THE SECURITIES. TRANSFERS IN VIOLATION OF SUCH AGREEMENT SHALL BE NULL AND VOID AND NEED NOT BE RECOGNIZED BY THE COMPANY.

11.            Warrants Transferable. Subject to compliance with the terms and conditions of this Section 11, this Warrant and all rights hereunder are transferable to any Affiliate of the Warrantholder or the Other Investor or its Affiliates without the consent of the Company, or to any other person with prior written consent of the Company, without charge to the Warrantholder (except for transfer taxes), upon surrender of this Warrant properly endorsed or accompanied by an Instrument of Transfer in the form set out in Exhibit B (the “Form of Transfer”). With respect to any offer, sale or other disposition of this Warrant or any Warrant Shares subscribed pursuant to the exercise of this Warrant before registration of such Warrant or Warrant Shares, the Warrantholder agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of the Warrantholder’s counsel, or other evidence, if requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or the Warrant Shares and indicating whether or not under the Act certificates for this Warrant or the Warrant Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law. Upon receiving such written notice and reasonably satisfactory opinion or other evidence, if so requested, the Company, as promptly as practicable, shall notify the Warrantholder that it may sell or otherwise dispose of this Warrant or such Warrant Shares, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 11 that the opinion of counsel for the Warrantholder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the Warrantholder promptly with details thereof after such determination has been made. Each certificate representing this Warrant or the Warrant Shares transferred in accordance with this Section 11 shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the Warrantholder, such legend is not required. In order to ensure compliance with such laws, the Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

12.            Rights of Stockholders. No holder of this Warrant shall be entitled, as a Warrantholder, to vote or receive dividends or be deemed the holder of the Warrant Shares or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Warrantholder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Warrant Shares to be subscribed upon the exercise hereof shall have become deliverable, as provided herein.

13.            Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered by email (which is confirmed) to the addresses of the parties as set forth in the Investment Agreement or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

14.            Governing Law. This Warrant and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, and any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Warrant shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 14 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

15.            Rights and Obligations Survive Exercise of Warrant. Unless otherwise provided herein, the rights and obligations of the Company, of the Warrantholder and of the holder of the Warrant Shares issued upon exercise of this Warrant, shall survive the exercise of this Warrant.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

AIRNET TECHNOLOGY INC.

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Chairman and Chief Executive Officer

Agreed to and accepted as of the date first above indicated:

UNISTAR GROUP HOLDINGS LTD.

By:
/s/ Rui Du
Name: Rui Du
Title:Authorized Signatory

EXHIBIT A

NOTICE OF EXERCISE

TO:	AirNet Technology Inc.
SUIT 301 #26 Dongzhimen Wai Street, Chaoyang District
Beijing 100027, The People’s Republic of China
Attention: Wenjun Liu
Email: liuwenjunl@ihangmei.com

We refer to the warrant dated April 6, 2022 by and among AirNet Technology Inc. (the “Company”) and Unistar Group Holdings Ltd. (the “Warrant”). Capitalised terms used but not defined herein shall have the respective meanings ascribed to them in the Warrant.

We, the undersigned, hereby elects to exercise our subscription rights pursuant to the attached Warrant to subscribe for [●] ordinary shares of par value US$0.001 per share of the Company (the “Shares”). The aggregate exercise price of US$[●], being the aggregate Exercise Price payable in respect of the Shares being subscribed, together with all applicable transfer taxes, if any, will be paid to the Company by wire transfer of immediately available funds to an account designated in writing by the Company.

Please allot and issue the relevant Shares in our name or in such other name as is specified below, and enter such name in the register of members of the Company to reflect our ownership of the Shares. We request that a share certificate representing said Shares be issued in our name or in such other name as is specified below and delivered to the address specified below in accordance with the Warrant.

(Name)

(Address)

We hereby represent and warrant that the aforesaid Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution or public offering thereof, and that the undersigned has no present intention of distributing or reselling such shares and all representations and warranties of the undersigned set forth in Section 9 of the Warrant (including Section 9(e) thereof) are true and correct as of the date hereof.

(Signature)

(Name)

(Date)	(Title)

EXHIBIT B

FORM OF TRANSFER
(To be signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto [●] the right represented by the attached Warrant to subscribe for [●] ordinary shares of par value US$0.001 per share of AIRNET TECHNOLOGY INC. to which the attached Warrant relates, and appoints [●] to transfer such right on the books of AIRNET TECHNOLOGY INC., with full power of substitution in the premises.

Dated:

(Signature)

(Name)

(Signature must conform in all respects to name of the warrantholder as specified on the face of the Warrant)

(Address)

Signed in the presence of:

(Signature)

(Name)

SCHEDULE A

Vesting Requirements of Warrant Shares

		Vesting Requirements
Tranche	Number of Warrant Shares	Market Capitalization Milestone
1	24,913,545	US$500,000,000.00
2	27,404,899	US$1,000,000,000.00
3	30,145,390	US$1,500,000,000.00

For purposes of the vesting of the Warrant Shares, “Market Capitalization” on a particular trading day (the “Determination Date”) refers to the Daily Market Capitalization, determined in accordance with the following:

1.	a trading day refers to a day on which the primary stock exchange or national market system on which the trading of Shares (e.g., the Nasdaq Capital Market) is open for trading.

2.	the Company’s daily market capitalization for a particular trading day is equal to the product of (a) the total number of outstanding Shares and other Equity Securities (as defined in the Investment Agreement) as of the close of such trading day, and (b) the highest trading price per Share achieved during such trading day, regardless of the time of or size of the relevant trade, as reported by The Nasdaq Stock Market (“Nasdaq”) or other trading platform (such product, the “Daily Market Capitalization”).

3.	in order for the Market Capitalization Milestone set forth in this Schedule A for any particular Tranche above to be met, the Daily Market Capitalization must equal or exceed the value of such applicable Market Capitalization Milestone on any Determination Date.